

August 8, 2014

John Fredericks
General Counsel
Medley Management Inc.
600 Montgomery Street, 39th Floor
San Francisco, CA 94111

> **Re:** **Medley Management Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 24, 2014**
> **CIK No. 0001611110**

Dear Mr. Fredericks:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   You indicate on the cover page that you are offering "all" of your shares of Class A common stock in the offering. However, you will have a large number of authorized but unissued shares in order to fund your 2014 Omnibus Incentive Plan and to exchange units in Medley LLC for Class A shares. Please revise these disclosures to prevent any confusion.

The Offering, page 11

2.   We note the changes that you have made in response to prior comment eight. Please revise this disclosure in order to clarify (using quantifying disclosure when possible) that if all of LLC Units held by non-managing members of Medley LLC are exchanged for

Class A shares that, because of whom the owners of the new Class A shares are, you will still be a controlled company.

Summary Historical Combined and Consolidated Financial and Other Data, page 14

3. We note that net income attributable to non-controlling interests in Consolidated Subsidiaries for three month period ending March 31, 2014 changed from $242,000to negative $27,000and a change in Members' Deficit from $38,643,000 to $38,354,000 since you submitted your last Draft Registration Statement on June 23, 2014. Please explain to us the nature of these changes.

Risk Factors, page 17

Dependence on leverage by certain our funds and certain of our funds' investee…, page 25

4. We note your revisions to this risk factor in response to prior comment 9 from our letter dated July 18, 2014. In particular, we note that the heading of this risk factor references a number of funds as well as fund investee companies. However, the revised disclosure discusses the net asset positions of your two public vehicles, MCC and SIC. Please tell us, with a view towards revised disclosure, about any other fund positions that are funded using leverage, including leverage incurred by investee companies.

We may need to pay "clawback" obligations…, page 28

5. We have read your comment to response 35. You have revised your disclosure here and on pages F-18 and F-53 to state that as of December 31, 2013 you had not received any distributions of performance fees, other than tax distributions which are not subject to clawback. As such, at December 31, 2013, had you assumed all existing investments were worthless, you would not have been subject to any clawback obligations. However on page 27 of your Draft Registration Statement on Form S-1 submitted on June 26, 2014 you stated that at December 31, 2013 and 2012, had you assumed all existing investments were worthless, the net amount of carried interest subject to clawback would have been approximately $12.2 million and $4.0 million, respectively. Please reconcile these two disclosures. In your response, clearly explain why the $12.2 million and $4 million of carried interest are no longer subject to clawback or reversal of revenues

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 88

6. We have read your response to comment 27, including your statement that since your initial draft registration statement you reclassified $1.5 million from management fees to performance fees for the period ending March 31, 2014, and as a result you no longer report negative performance revenues. In your response, you also discuss elimination of fee income/expense related to MOF II during consolidation. Please explain to us in detail

how the elimination of fee income/expense related to MOF II supports this reclassification. Clearly identify how these revenues were initially recorded, the nature of the error, and how it was corrected. Your response should include the accounting literature you relied upon to support your conclusions.

Debt Instruments, page 94

7.   Please tell us, with a view towards revise disclosure, regarding the minimum AUM requirements and minimum fixed charge coverage ratio under the CNB Credit Agreement.

Legal Proceedings, page 127

8.   Please revise this section to include a discussion of the proceeding referred to in the risk factor on page 37.

Description of Capital Stock, page 147

9.   Describe here and throughout the prospectus, any restrictions on the transfer of your Class B Common Stock.

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Financial Statements for the period ended December 31, 2013

Notes to Combined and Consolidated Financial Statements, page F-12

Note 2 – Summary of Significant Accounting Policies, page F-12

Principles of Combination and Consolidation, page F-12

10.   Please address the following regarding your response to comment 33:
   • Your disclosure on page F-13 and F-49 continues to state a fund should be consolidated unless the Company has a less than significant level of equity at risk. Please explain how your policy complies with the guidance within ASC 810-10-15-14(a) as it stipulates when an entity does not have enough equity to finance its activities without additional subordinated financial support it is considered a VIE. In other words, it appears that your evaluation in determining whether a fund is a VIE is based on your equity interest to finance the fund's activities without additional subordinated financial support as opposed to the fund's ability to finance its own activities without additional subordinated financial support as required by the guidance. Please revise your disclosure to clarify as appropriate.
   • We continue to note your accounting policy on pages F-13 and F-49 which states in cases where a fund is considered a VIE, the fund's investors are generally deemed to

be the primary beneficiaries, and the Company does not consolidate the fund. This disclosure implies that you do not consolidate any funds that are considered VIEs as you are generally not deemed to be the primary beneficiary. Please revise your disclosure to identify the name and type of funds this guidance applies to and your analysis to support your conclusion that you, in general, would not be considered the primary beneficiary in pursuant to ASC 810-10. Additionally, please tell us how the nature of any fee arrangements between you and the funds are considered in your consolidation analysis in concluding that you are not the primary beneficiary of any of these funds.

- Your disclosure on page F-13 indicates that your variable interest in the Investment Fund is in the form of a fixed fee arrangement which was not significant to the entity or to the Company for the year ended December 31, 2013, and that you received fees of $7.7 million from the entity during 2012. Please describe to us in the detail the nature of the fee arrangement, particularly in light of the variability of the fees earned from year to year. For example, describe all aspects of the fee arrangement, including whether any portion of the subordinated and whether any incentive fees can be earned from the agreement.
- We note from your response to comment 33 that Medley Capital Strategies GP and Medley Capital Strategies LLC (collectively "MCS") began winding down their activities in December 2012. Please tell us the status of the wind down process and describe the nature of your involvement and role in these activities. Additionally, please describe in more detail the nature of your fee arrangement with these entities prior to the wind down process taking place and whether you are entitled to any types of fees during the wind down process.
- Your response to comment 33 seems to imply that you believe these entities qualify for the deferral under ASU 2010-10. Revise your disclosure to discuss your consolidation policy over Medley Opportunity Fund LLP and Medley Opportunity Fund II LP. Such disclosure should also discuss why these entities qualify for deferal treatment under ASU 2009-17. Tell us how you determined they meet the specific criteria for the deferral as set forth in ASC 810-10-65-2.aa.

11. You state on pages F-12 and F-48 that Medley LLC and Medley GP Holdings LLC have a wholly owned subsidiary that is a VIE. In light of the fact that this entity is a wholly owned subsidiary, please tell us which of the criterion in ASC 810-10-15-14 were met for the entity to be considered a VIE and describe the factors you considered in concluding that you were the primary beneficiary of this entity.

12. We have read your response to comment 34. Your disclosure continues to state on page F-13 that "In cases where the Company's equity at risk is deemed to be significant, a fund is generally not considered to be a VIE, and the Company will generally consolidate a fund unless the limited partners are granted substantive kick-out rights." As previously requested, please revise this disclosure to clarify, if true, *in cases where a fund is not considered to be a VIE you generally would consolidate a fund given your presumption of control as the general partner unless the limited partners are granted substantive kick*

out or participating rights. Please tell us the number of entities which are not consolidated due to the existence of substantive kick-out rights or participating rights. As part of your response, please explain the nature of these rights for each applicable entity.

13. Tell us the relationship between Medley Opportunity Fund II LP and Medley Opportunity Fund II Ltd., which are afforded differing accounting treatments.

Combined and Consolidated Financial Statements for the period ended March 31, 2014

Notes to Combined and Consolidated Financial Statements, page F-48

Note 2 – Summary of Significant Accounting Policies, page F-48

Performance Fees, page F-53

14. We note that for the years ended March 31, 2014 and 2013, you did not record a reversal of previously recognized performance fees. We also note on page 91 that performance fees decreased from the three months ended March 31, 2013 to the three months ended March 31, 2014 primarily due to an increase in the unrealized depreciation on investments of Consolidated Funds that resulted in a reversal of performance fees allocated in prior periods. Please reconcile the discrepancy between these disclosures.

Note 11 – Compensation Fees, page F-68

Performance Fee Compensation, page F-68

15. Please expand your disclosure to discuss the additional profits interests granted in January 2014 as noted on page 92.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor
Special Counsel   For

Suzanne Hayes
Assistant Director